October 26, 2006
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention: H. Roger Schwall

Re:	Infinity Energy Resources, Inc.
Registration Statement on Form S-3
Filed October 6, 2006
File No. 333-137889
Dear Mr. Schwall:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Infinity Energy Resources, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-3, Registration No. 333-137889 (the “Registration Statement”), be accelerated so that the same will become effective at 3:00 p.m. Eastern Time on Friday, October 27, 2006 or as soon thereafter as practicable.
     In connection with this request pursuant to Rule 461, the Company acknowledges the following:
          (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
          (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
          (3) The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please advise the undersigned at (720) 932-7800 or Michelle Shepston, of Davis Graham & Stubbs LLP, at (303) 892-7344 when the order declaring the Registration Statement effective is signed.

Sincerely,
/s/ Timothy A. Ficker
Timothy A. Ficker
Vice President and Chief Financial Officer